UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MakeMyTrip Limited (“MakeMyTrip”) is incorporating by reference the information set forth in this Form 6-K into its two automatically effective resale shelf registration statements on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended, and Form F-3 (File No. 333-219342) dated July 19, 2017, as amended.

Changes in Shareholding between Naspers and Ctrip

MakeMyTrip, a limited liability company organized under the laws of Mauritius, today announced that MIH Internet SEA Pte. Ltd. (“MIH Internet”), the sole holder of our Class B Shares and a subsidiary of global technology group, Naspers Limited (“Naspers”) has agreed to sell all of the 42,638,206 Class B shares and 1,130,556 ordinary shares representing approximately 42.5% of our outstanding voting securities to Ctrip.com International, Ltd. (“Ctrip”), an existing shareholder who already owns approximately 10.5% of our outstanding voting securities.

The sale from Naspers to Ctrip will be effected pursuant to a share purchase agreement (“SPA”) between Ctrip, MIH Internet and MIH B2C Holdings B.V. (“MIH B2C”), pursuant to which MIH Internet will exchange its entire shareholding in MakeMyTrip for newly issued shares of Ctrip. We have been advised by Ctrip that, concurrently with the transfer of Class B shares and ordinary shares from Naspers to Ctrip, Ctrip will invest certain ordinary shares and Class B shares in a third-party investment entity.

Following the transaction, Naspers will own 5.6% of Ctrip’s outstanding ordinary shares, and Ctrip and the third-party investment entity will own ordinary shares and Class B shares of MakeMyTrip representing approximately 49.0% and 4.0% of MakeMyTrip’s total voting rights, respectively.

Naspers and Ctrip have advised MakeMyTrip that the transaction is expected to close as soon as practicable in the second half of 2019 and is subject to customary closing conditions, including the requisite regulatory approvals.

Immediately following the closing of the transactions, MakeMyTrip’s board will consist of five directors (one of whom will be a resident of Mauritius) nominated by Ctrip, two management directors and three directors (one of whom will be a resident of Mauritius) who will qualify as Independent Directors (as defined in the Amended and Restated Investor Rights Agreement).

Amended and Restated Investor Rights Agreement

In connection with the transactions, MakeMyTrip and Ctrip have entered into an amended and restated investor rights agreement dated April 26, 2019 (“Amended and Restated Investor Rights Agreement”), pursuant to which MakeMyTrip and Ctrip have agreed to modify the standstill provisions in the existing investor rights agreement, such that the percentage of MakeMyTrip’s outstanding voting securities that Ctrip is restricted from beneficially owning will be increased from 26.6% to 74.9%, effective on closing of the transactions.

In addition, the Amended and Restated Investor Rights Agreement provides for the following:

•

immediately following the closing of the transactions, Ctrip will be entitled to nominate five directors (one of whom will be a resident of Mauritius) to MakeMyTrip’s board of directors, one of whom will have a casting vote, subject to applicable law and Nasdaq rules);

•

subject to applicable law and Nasdaq rules, a majority of Independent Directors must be appointed from a pool of candidates approved of by Deep Kalra, Rajesh Magow and a majority of the Ctrip nominee directors;

•	Ctrip will not take any action to delist MakeMyTrip from Nasdaq (except in connection with an acquisition of all our outstanding securities by any person);

•	Ctrip will be restricted from selling the MakeMyTrip shares that it owns immediately after closing of the transactions to certain competitors of MakeMyTrip;

•	so long as Ctrip owns at least 10% of MakeMyTrip’s outstanding voting shares, Ctrip will not invest in any other travel or travel-related business in India; and

•

in the event that MakeMyTrip proposes to issue any voting securities within 12 months after the closing of the transactions, Ctrip will use commercially reasonable efforts to engage in good-faith discussion with MakeMyTrip with a view to subscribing its pro rata share of such voting securities.

Ctrip has agreed not to amend the SPA without the prior written consent of MakeMyTrip, if, among other things, such amendment would in the reasonable determination of the Investor and a majority of the Independent Directors acting on behalf of MakeMyTrip materially and adversely impact the rights of or protection to the minority shareholders of MakeMyTrip.

The Amended and Restated Investor Rights Agreement may be amended or modified only with the prior written consent of Ctrip and a majority of the Independent Directors acting on behalf of MakeMyTrip.

The Amended and Restated Investor Rights Agreement will only become effective on the closing of the transaction. If the transaction does not close, the Amended and Restated Investor Rights Agreement will terminate and the existing investor rights agreement, as amended prior to the date hereof, will continue to remain in effect. A copy of the Amended and Restated Investor Rights Agreement is attached hereto as Exhibit 99.1. A copy of the existing investor rights agreement between MakeMyTrip and Ctrip, as amended prior to the date hereof, is attached hereto as Exhibits 99.3 and 99.4.

Guarantee Agreement

In connection with the transactions, MakeMyTrip, MIH Internet and MIH B2C have entered into a guarantee agreement dated April 26, 2019 (“Guarantee Agreement”), pursuant to which MIH B2C has agreed to guarantee certain residual liabilities of MIH Internet under the Transaction Agreement dated as of October 18, 2016 between MakeMyTrip, MIH Internet and MIH B2C, effective as of the closing of the transactions.

Naspers has agreed not to amend the SPA without the prior written consent of MakeMyTrip, if, among other things, such amendment would in the reasonable determination of the Investor and a majority of the Independent Directors acting on behalf of MakeMyTrip materially and adversely impact the rights of or protection to the minority shareholders of MakeMyTrip. Subject to applicable law and Nasdaq rules, MakeMyTrip has agreed that it will not, without the prior written consent of Naspers, amend the Amended and Restated Investor Rights Agreement in any manner that could reasonably be expected to prevent or delay the closing of the transactions. A copy of the Separation Agreement is attached hereto as Exhibit 99.2.

The foregoing discussion of the Amended and Restated Investor Rights Agreement and Guarantee Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Investor Rights Agreement and Guarantee Agreement, which are attached to this Form 6-K as Exhibits 99.1 and 99.2 respectively.

Shareholding information

As of March 31, 2019, we had (a) 60,303,845 ordinary shares and 42,638,206 Class B shares outstanding, (b) outstanding options exercisable into a total of 17,839 ordinary shares under our 2001 Equity Option Plan and (c) 9,448,304 ordinary shares reserved and available for issuance under our 2010 Share Incentive Plan (of which 5,734,826 ordinary shares have been previously issued or are subject to awards outstanding, with the remaining balance of 3,713,478 ordinary shares available for future issuances).

Special Notice Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the transactions, including minority protection rights; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (i) the occurrence of any event, change or other circumstances that could result in the transactions not closing; and (ii) the inability to complete the transactions due to the failure to obtain the required regulatory approval.

Additional information concerning these and other important factors can be found within MakeMyTrip’s filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of MakeMyTrip to disclose material information in accordance with law, MakeMyTrip does not undertake any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

Exhibits

99.1	Amended and Restated Investor Rights Agreement, dated April 26, 2019 by and between MakeMyTrip Limited and Ctrip.com International, Ltd.

99.2	Guarantee Agreement dated April 26, 2019 by and among MakeMyTrip Limited, MIH Internet SEA Pte. Ltd. and MIH B2C Holdings B.V.

99.3

Investor Rights Agreement dated January 7, 2016 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on January 1, 2016).

99.4

Amendment to Investor Rights Agreement dated October 18, 2016 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-34837) as filed with the SEC on October 19, 2016).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Amended and Restated Investor Rights Agreement, dated April 26, 2019 by and between MakeMyTrip Limited and Ctrip.com International, Ltd.

99.2	Guarantee Agreement dated April 26, 2019 by and among MakeMyTrip Limited, MIH Internet SEA Pte. Ltd. and MIH B2C Holdings B.V.

99.3

Investor Rights Agreement dated January 7, 2016 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on January 1, 2016).

99.4

Amendment to Investor Rights Agreement dated October 18, 2016 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-34837) as filed with the SEC on October 19, 2016).